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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Dobson Communications Corporation

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

256069105

(Cusip Number)

Benjamin F. Stephens, Esq.
AT&T Wireless Services, Inc.
7277 164th Avenue NE
Redmond, WA 98052
(425) 580-6000

with a copy to:

Eric DeJong, Esq.
Perkins Coie LLP
1201 Third Avenue, 40th Floor
Seattle, Washington 98101
(206) 583-8888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 256069105			Page 2 of 4

1.	Name of Reporting Person: AT&T Wireless Services, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,508,523

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,508,523

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,508,523

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.7%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 4. PURPOSE OF TRANSACTION.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
SIGNATURE

     This Amendment No. 5 supplements and amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by AT&T Corp. and AT&T Wireless Services, Inc. (“AWS”) on February 20, 2001 (the “Original Filing”), as such Original Filing was subsequently supplemented and amended by Amendment Nos. 1, 2, 3 and 4 thereto, filed on July 20, 2001, August 2, 2001, January 7, 2003 and January 27, 2003, respectively. This Amendment No. 5 is being filed to reflect the consummation of the transactions contemplated by the Asset Exchange Agreement, dated as of December 24, 2002, as amended (the “Asset Exchange Agreement”), between AWS and Dobson Cellular Systems, Inc., a wholly owned subsidiary of Dobson Communications Corporation, an Oklahoma corporation (“Dobson”).

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4, as amended, is hereby amended and supplemented by the addition of the following paragraph:

     On June 17, 2003, AWS and Dobson completed their exchange of certain wireless properties in California and Alaska, pursuant to the Asset Exchange Agreement (the “Asset Exchange Transaction”). As part of the Asset Exchange Transaction, AWS transferred to Dobson all 200,000 shares of Dobson’s Series AA Preferred Stock that AWS held, AWS transferred to Dobson its ownership in the Anchorage Metropolitan Service Area market and the Alaska Rural Service Area 2 market and Dobson transferred to AWS its ownership in the Santa Cruz, California Metropolitan Service Area and California Rural Service Area 4 markets.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5, as amended, is hereby amended and supplemented by the addition of the following paragraph:

     Reference is made to Rows 7-11 and 13 of the cover page of this Amendment No. 5, which Rows are incorporated by reference herein. After giving effect to the Asset Exchange Transaction, AWS beneficially owns 4,508,523 shares of Class A Common Stock of Dobson, which constitutes 11.7% of the shares of Class A Common Stock of Dobson outstanding as of May 9, 2003, according to the most recently available filing with the Commission by Dobson containing the total number of shares of Class A Common Stock outstanding (Form 10-Q).

Page 3 of 4 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2003	AT&T WIRELESS SERVICES, INC.

	By:	/s/ Benjamin F. Stephens, Esq.

Benjamin F. Stephens, Esq.
Assistant Secretary

Page 4 of 4 pages